Exhibit 99.1

GTSI TO BE ACQUIRED BY UNICOM SYSTEMS THROUGH CASH TENDER OFFER

FOR IMMEDIATE RELEASE: May 7, 2012

GTSI Contact: Peter Whitfield

t: 703-502-2954

e: peter.whitfield@gtsi.com

Unicom Contact: Russ Guzzo

t: 818-838-0606

e: russ.guzzo@unicomglobal.com

GTSI TO BE ACQUIRED BY UNICOM SYSTEMS THROUGH CASH TENDER OFFER

Stockholders to Receive $7.75 Per Share in Cash; Transaction Valued at $76.67 Million

GTSI Postpones Annual Meeting of Stockholders

HERNDON, Va., May 7, 2012– GTSI ® Corp. (NASDAQ: GTSI), a systems integration, solutions and services provider to government, today announced it has entered into a definitive agreement to be acquired through a cash tender offer at $7.75 per share by an affiliate of UNICOM® Systems, Inc. (“UNICOM”), a global information technology company and part of the UNICOM® group of companies, in a transaction with an expected total value of approximately $76.67 million. Under the terms of the agreement, which was unanimously approved by a special committee of independent GTSI directors and GTSI’s full Board of Directors, the tender offer is not subject to any financing contingencies.

The per share purchase price of the tender offer represents a premium of approximately 47.9% over GTSI’s closing stock price as of May 5, 2012 and approximately 65.6% over its one-year average closing stock price.

“The announcement of this offer represents an attractive opportunity to deliver premium value and liquidity to GTSI’s shareholders. I am excited about the potential for future growth with a strategic partner of Unicom’s stature and global reach. There is an excellent opportunity to realize short- and long-term benefits for our customers, employees and OEM partners.” said Sterling Phillips, GTSI’s President and Chief Executive Officer.

Corry S. Hong, UNICOM’s founder and Chief Executive Officer stated, “Over the past 30 years, UNICOM has built a global reputation for excellence in serving information technology buyers in government and Fortune 1000 enterprises. The acquisition of GTSI represents the next step in expanding UNICOM’s ability to deliver world-class IT products and services to enterprise customers.”

Transaction Details

Under the terms of the definitive agreement, a wholly-owned subsidiary of UNICOM will commence a cash tender offer to acquire GTSI’s outstanding shares of common stock at $7.75 per share. The closing of the tender offer, which is expected to occur in the second or early third quarter of 2012, is subject to customary terms and conditions, including the tender of at least a majority of GTSI’s shares (on a fully diluted basis) and regulatory approvals including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The definitive merger agreement provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer, which will result in all shares not tendered in the tender offer being converted into the right to receive $7.75 per share in cash. Upon completion of the merger, GTSI will become a private company, wholly owned by Unicom.

Under the terms of the definitive merger agreement, GTSI is permitted to solicit alternative acquisition proposals from third parties through June 6, 2011 and intends to consider any such proposals. There can be no assurance that the solicitation of such proposals will result in an alternative acquisition transaction. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s Board of Directors makes an affirmative decision to proceed with an alternative acquisition proposal. In addition, GTSI may, at any time, subject to the terms of the definitive merger agreement, respond to unsolicited alternative acquisition proposals. The definitive merger agreement also contains certain break-up fees payable to Unicom in connection with the termination of the definitive merger agreement under certain circumstances.

GTSI’s largest shareholder, Linwood (Chip) Lacy, who is also a director, a related entity, and another director have entered into stockholder tender agreements in support of the transaction. Mr. Lacy and such related entity beneficially own approximately 17% of GTSI’s common stock.

Raymond James & Associates, Inc. is acting as exclusive financial advisor to GTSI. Holland & Knight, LLP is acting as legal advisor to GTSI and its Board of Directors. Stout Risius Ross, Inc. provided a fairness opinion to GTSI’s Board of Directors and the special committee.

GTSI Annual Meeting

As a result of entering into the definitive merger agreement, GTSI is postponing its 2012 annual meeting of stockholders indefinitely.

About GTSI Corp.

GTSI (NASDAQ: GTSI) is a leading provider of technology solutions and professional services to federal, state and local governments. Founded in 1983, the company has helped meet the unique IT needs of more than 1,700 governmental agencies nationwide. GTSI professionals draw on their deep knowledge, strategic partnerships, customer service and more than 740 industry certifications to guide agencies in selecting the most cost-effective technology available. GTSI has extensive capabilities and past performance in software development, data center, networking, collaboration, security and cloud computing solutions. In addition, GTSI’s advanced engineering, integration, support and financial services - and broad portfolio of contracts - ease the planning, purchasing and deployment of solutions, and facilitates the management of mission-critical IT throughout the lifecycle. Headquartered in Herndon, Va., GTSI has approximately 450 employees. For more information visit the company’s website at www.gtsi.com.

About Unicom Systems, Inc.

UNICOM® Systems, Inc., a division of the UNICOM group of companies, is a global leader in providing innovative software and solutions for the enterprise computing community. Through over three decades of continued development and commitment, UNICOM has redefined the economics and quality of automation for its customers, delivering a new era of collaboration, data management, data-warehousing, outsourcing, integration, communications and commerce.

About The UNICOM® Group www.unicomglobal.com

The UNICOM Group consists of twenty (20) entities with offices in Los Angeles, Dallas, Boston, New Hampshire, New Jersey, Germany, France, UK, Italy, Spain, Belgium and Switzerland. UNICOM focused on acquiring and integrating mature and growing mid-cap NASDAQ and London Stock Exchange AIM companies in the technology, financing, real estate, and business services. UNICOM offers deep in-house resources and flexible solutions to sellers worldwide, including privatization, core-products consolidation, IT assets alignments, management independence, integration matrix, and global business strategy.

For more information about the UNICOM® group of companies please go to

www.unicomglobal.com IBM mainframe systems products

www.macro4.com Document management solutions

www.softlanding.com IBM i software products

www.eden.com ITPowerPac solutions for Open Systems

www.illustro.com Internet enablement products

www.ietsolutions.com IT services management products

www.cics.com Outsourcing and corporate procurement

Additional Information

The tender offer for the outstanding shares of GTSI has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTSI. At the time the tender offer is commenced, UNICOM will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and GTSI will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTSI stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTSI’s stockholders at no expense to them. In addition, at such time GTSI stockholders will be able to obtain these documents for free from the Securities and Exchange Commission’s website at www.sec.gov.

Forward Looking Statements: Except for historical information, all of the statements, expectations, beliefs and assumptions contained in the foregoing are “forward-looking statements” that involve a number of risks and uncertainties. It is possible that the assumptions made by management, including, but not limited to, including, but not limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of GTSI’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that GTSI will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals. In addition to the above factors, other important factors that could cause actual events and results to differ materially are discussed in the Company’s most recent annual report on Form 10–K and included from time to time in other documents filed by the Company with the Securities and Exchange Commission. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTEC undertakes no obligation to update such forward-looking statements in the future except as required by law.

GTSI and GTSI.com are registered trademarks of GTSI Corp. in the U.S. and other countries. All trade names are the property of their respective owners.